

05040478

TATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42035



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH. DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gartmore Distribution Services Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 River Road Suite 1000
(No. and Street)

Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory B. McGinley 484-530-1511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gartmore Distribution Services Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KELLY O'NEILL, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires August 13, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICER AFFIRMATION

GARTMORE DISTRBUTION SERVICES, INC.
(Company Name)

The attached audited financial statement reflects the financial condition of Gartmore Distributions Services, Inc. (the company") as of December 31, 2004, and is true and correct to the best of my knowledge and belief. Neither the company nor any partner, officer or director of the company has any proprietary interest in any account classified as that of a customer.

Jeffrey S. Meyer
Signature

Jeffrey S. Meyer
Name and Title

Subscribed to and sworn before me this 24th day of February 2005

Kelly O'Neill
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KELLY O'NEILL, Notary Public
Whitemarsh Twp., Montgomery County
My Commission Expires August 13, 2008

My commission expires: August 13, 2008



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Gartmore Distribution Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gartmore Distribution Services, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3, 2005



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Gartmore Distribution Services, Inc.:

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. (the Company) as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 3, 2005

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	7,895,622
Fee-related receivables		2,256,898
Deferred sales commissions, net		2,659,704
Prepaid expenses		123,221
Total assets	$	12,935,445
Liabilities and Stockholder's Equity		
Liabilities:		
Fees payable to other broker-dealers	$	621,065
Accounts payable and other accrued expenses		346,630
Payable to affiliates		238,963
Deferred income tax liability		741,564
Federal income tax payable to Parent		2,304,149
Total liabilities		4,252,371
Stockholder's equity:		
Common stock, no par value, $1 stated value; authorized 500,000 shares; issued and outstanding 10,000 shares		10,000
Additional paid-in capital		2,144,692
Retained earnings		6,528,382
Total stockholder's equity		8,683,074
Total liabilities and stockholder's equity	$	12,935,445

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Operations

Year ended December 31, 2004

Revenues:	
Sales charges	$ 19,408,708
Total revenues	19,408,708
Expenses:	
Sales commissions to other broker-dealers	8,105,188
Operating expenses allocated to affiliate	2,400,000
Agency fees to affiliate	479,710
Licenses and fees	144,820
Professional fees	212,866
Other operating expenses	463,926
Total expenses	11,806,510
Income before income tax expense	7,602,198
Income tax expense	2,636,207
Net income	$ 4,965,991

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2003	$	10,000	2,144,692	1,562,391	3,717,083
Net income		—	—	4,965,991	4,965,991
Balance, December 31, 2004	$	10,000	2,144,692	6,528,382	8,683,074

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	4,965,991
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in fee-related receivables		(827,625)
Increase in deferred sales commissions, net		(926,804)
Increase in prepaid expenses		(38,399)
Increase in fees payable to other broker-dealers		42,195
Decrease in accounts payable and other accrued expenses		(39,637)
Decrease in payable to affiliates		(946,649)
Increase in deferred income tax liability		340,709
Increase in federal income tax payable to Parent		2,031,095
Net cash provided by operating activities		4,600,876
Net increase in cash and cash equivalents		4,600,876
Cash and cash equivalents at beginning of year		3,294,746
Cash and cash equivalents at end of year	$	7,895,622
Supplemental disclosure of cash flow information:		
Cash paid to Parent during the year for income taxes	$	273,984

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

Notes to Financial Statements

December 31, 2004

(1) Description of Business

Gartmore Distribution Services, Inc. (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Gartmore Global Asset Management, Inc. (the Parent). The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 of the United States of America, plus the District of Columbia and Puerto Rico. The Company provides distribution services to the Gartmore Family of Mutual Funds, which is comprised of 71 mutual funds and approximately $21 billion in assets under management as of December 31, 2004. The Company also provides distribution services to a series of Gartmore-sponsored hedge fund products.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(c) *Deferred Sales Commissions*

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Gartmore Family of Mutual Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by these funds, and a contingent deferred sales charge paid by shareholders who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the required holding period for the shares. The 12b-1 distribution fees are included in sales charges in the statement of operations. Contingent deferred sales charges received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Total contingent deferred sales charges received by the Company for the year were $480,834. Amortization of deferred sales commissions was $444,342 for the year ended December 31, 2004 and is included in other operating expenses in the accompanying statement of operations.

(d) *Fees Payable to Other Broker-Dealers*

The Company acts as the distributor of the Gartmore Family of Mutual Funds. In this capacity, the Company has selling agreements with several external broker-dealers, through which the Gartmore funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the mutual funds. The Company keeps a portion of these fees, known as underwriter fees, and passes the remaining portion along to the external

(Continued)

broker-dealers. As of December 31, 2004, the Company owed $621,065 to external broker-dealers for services rendered.

(e) ***Revenue Recognition***

Sales charges are based on the contractual agreements with the Gartmore Family of Mutual Funds and computed as a percentage of the gross sales of the product. Revenue is recognized as earned.

(f) ***Operating Expense Sharing Agreement***

The Company and an affiliate, Gartmore SA Capital Trust (GSACT), have entered into a management agreement by which GSACT provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to the management agreement were $2,400,000 for the year ended December 31, 2004 and are included in operating expenses allocated to affiliate in the accompanying statement of operations. As of December 31, 2004, $200,000 is included in payable to affiliates in the accompanying statement of financial condition associated to the expense sharing agreement.

(g) *Income Taxes*

The Company accounts for income taxes under the asset-and-liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The deferred tax liability recorded at December 31, 2004 relates to the deferred sales commission asset, which is deductible in the year the commission is paid.

(3) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The members of the consolidated tax return group have a tax-sharing arrangement that provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. The tax-sharing arrangement provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

The actual income tax expense for the year ended December 31, 2004 did not differ significantly from the expected income tax expense computed by applying the federal corporate rate to income before income tax expense.

(Continued)

Income tax expense consisted of the following for the year ended December 31, 2004:

		Federal	State	Total
Current	$	2,305,079	(9,581)	2,295,498
Deferred		340,709	—	340,709
Total	$	2,645,788	(9,581)	2,636,207

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2004, the Company had a ratio of aggregate indebtedness to net capital of 1.01 to 1, with a minimum net capital requirement of $283,491, and had aggregate indebtedness of $4,252,371 and net capital of $4,199,551.

Schedule 1

GARTMORE DISTRIBUTION SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Net capital:		
Total stockholder's equity from statement of financial condition	$	8,683,074
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to outside broker-dealer		(1,635,833)
Deferred sales commissions, net		(2,659,704)
Prepaid expenses		(123,221)
Fidelity bond deductible in excess of provision allowable by guidelines		(64,765)
Net capital before haircuts on securities		4,199,551
Haircuts on securities:		
Other securities		—
Net capital	$	4,199,551
Aggregate indebtedness:		
Fees payable to other broker-dealers	$	621,065
Accounts payable and other accrued expenses		346,630
Payable to affiliates		238,963
Deferred income tax liability		741,564
Federal income tax payable to Parent		2,304,149
Total aggregate indebtedness	$	4,252,371
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)	$	283,491
Excess net capital	$	3,916,060
Ratio of aggregate indebtedness to net capital		1.01

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

Schedule 2

GARTMORE DISTRIBUTION SERVICES, INC.

Determination of Reserve Requirement Under Rule 15c3-3

December 31, 2004

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company deal solely in mutual funds or variable annuities. At December 31, 2004, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

GARTMORE DISTRIBUTION SERVICES, INC.

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

		Fair value	Number of items
Customers' fully paid and excess-margin securities not in the respondent's possession or control as of December 31, 2004, for which instructions to reduce to possession or control action was issued as of December 31, 2004, for which the required action was not taken within the time frames specified under Rule 15c3-3.	$	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	None	None

See accompanying independent auditors' report.